December 22, 2014

Via Edgar

Katherine Way

Ivan Griswold

Attorney-Adviser

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	MyECheck, Inc.

Registration Statement on Form 10

Filed October 27, 2014

File No. 000-55296

Dear Ms. Way and Mr. Griswold:

On behalf of MyECheck, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (SEC) received by letter, dated November 20, 2014, relating to the Company’s Registration Statement on Form 10 originally submitted on October 27, 2014.

The Company is concurrently filing via EDGAR the Company’s Registration Statement on Form 10 which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also filing, via EDGAR, a copy of the Registration Statement marked as correspondence to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto.

General

1.	Your registration statement will become effective by operation of law 60 days from the date it was filed, at which time you will be required to begin filing all of the reports mandated by Section 13 of the Exchange Act. If the review process has not been completed before this date, you should consider withdrawing the registration statement to prevent it from becoming effective, and re-filing it at such time as you are able to respond to any remaining issues or comments.

Response: A withdrawal was filed via EDGAR on December 19, 2014. This Registration Statement withdrawn was originally filed on October 24, 2014.

2.	You do not appear to have signed the registration statement. Please amend your filing to include the signatures required by Form 10. Refer to General Instruction D of Form 10.

Response: The Company has included a signed registration statement on page 34 of the Registration Statement.

3.	With respect to every third-party statement in your prospectus, such as the Intuit.com survey, please provide us with the relevant portions of the research reports and articles you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please tell us whether any of the materials were prepared for you, and if so, please disclose this fact.

Response: The Company has removed these statements/citations from our Registration Statement.

4.	You state on page 4 that you “will be launching mobile payment applications in early 2015.” Similarly, on page 8 you state that you "will be launching new products in the coming weeks and months." Please revise here and throughout to ensure that claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.

Response: The Company has modified these claims from a definitive stance to an objective that may not be accomplished on pages 5 and 8.

5.	Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions as they relate to your business. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions, or remove them from the filing. For example, please provide support for the following:

a.	“MyECheck works with more consumers, with the ability to guarantee payments at rates lower than non-guaranteed card processing rates,” on page 4;
b.	“G-Pay service is the only fully electronic payment service for the Government,” on page 5;
c.	“G-Pay saves time and money for any government entity” on page 5;
d.	“MyECheck provides faster funds clearing than cards or ACH,” on page6; and
e.	“The Company’s fully electronic check service offers the fastest, safest and lowest cost method of loading money onto mobile wallets,” on page 6.

Response: The Company has modified each statement listed above to relay an objective that may not be accomplished as opposed to a definitive statement. (See pages 4 & 5 of the Registration Statement.)

6.	On page 30, you refer to a “re-launch” of the company, yet we are unable to locate disclosures elsewhere in the filing describing such an event. Please advise.

Response: The term “re-launch” was an incorrect statement. The Company retained the auditors listed in Item 14 of the Registration Statement in 2010 and has modified the disclosure to state the date of retention.

7.	Expand your Business Summary to disclose that your company previously had securities registered under the Exchange Act, and briefly discuss the circumstances that led you to terminate such registration in 2012.

Response: The Company has expanded the Business Summary on page 3 to disclose the circumstances that led us to terminate the registration of our securities.

Business Summary

About Check21, page 3

8.	You disclose on page 3 that you changed your domicile to Wyoming in 2012. Accordingly, please revise the references on the prior page to you as a Nevada corporation as well as the reference on page 30 to Nevada law.

Response: The Company has revised the references from a Nevada corporation to a Wyoming corporation as requested in the “Forward Looking Statement” paragraph as well as Page 31 of the Registration Statement.

9.	We note your summary of “Check 21”, and the description of its basic provisions. Please revise your discussion of this law to discuss its impact on your current business opportunity. Also, expand your disclosure to discuss the current competitive landscape resulting from this law.

Response: The Company has modified the summary of “Check 21” on page 3 of the Registration Statement to discuss how the Company utilizes Check 21 and the competitive landscape with which the Company works.

Summary History of MyECheck, page 3

10.	You state that you “do image cash letter deposits with JP Morgan Chase and Bank of America … [and] that there is no direct contractual relationship between [you] and Chase.” Please tell us whether you have any direct contractual relationship with Bank of America; if not, clearly disclose this fact.

Response: The Company has revised this statement to disclose that there is no direct contractual relationship with Bank of America on page 4 of the Registration Statement.

11.	You state that you have been “steadily ramping up transaction volume” since 2007. Please provide us with quantitative data substantiating this disclosure, and tell us what consideration you gave to including such information in the registration statement.

Response: The Company has removed this statement from the Registration Statement.

The Services of MyECheck, page 4

12.	You state that you use patent pending technology to generate checks. Expand to briefly discuss the current status of your patent application in more specific terms.

Response: The Company has modified and expanded the statement referencing that we use “patent pending technology” on page 4 of the Registration Statement to “uses patented technology” thereby eliminating the confusion as to the status of a patent application. The Company also references the specific US Patent number.

Check Guarantee Service, page 4

13.	If you have agreements with check guarantee providers, please explain to us how you determined that you did not need to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits and revise the Business section to discuss the material terms of the agreements, including the duration.

Response: The Company has modified our disclosure on check guarantee providers by removing one of the two providers on page 4 of the Registration Statement. In addition, the Company has attached the corresponding agreement as an exhibit (See Exhibit 1.20) and has revised the Business section to discuss the material terms of the agreement, including the duration.

Company Competition, page 5

14.	Please expand your disclosure to provide a more complete description of the competitive landscape within the discrete market in which you compete. Your current disclosure addresses general competition for electronic payments, but does not appear to specifically discuss the extent of competition within the electronic check service market. Accordingly, provide a description of the extent to which other, non-ACH, electronic check alternatives exist.

Response: The Company has modified its disclosure “Company Competition” on page 6 of the Registration Statement to specifically discuss the extent of competition within the electronic check service market. In addition, we have also specified other non-ACH electronic check alternatives.

E-commerce & the Mobile Payments Industry, page 6

15.	You discuss certain of the shortcomings of other payment industry options. In order to provide balanced disclosure, please expand to discuss the benefits, if any, of ACH transactions relative to your offerings. For example, discuss the benefits of NACHA operating rules, or tell us why you believe such discussion is unnecessary.

Response: The Company has expanded this disclosure on pages 6 and 7 of the Registration Statement to discuss the benefits of ACH transactions as it relates to the Company’s offerings and the NACHA operating rules.

Federal Reserve Proposed New Rule, February 4, 2014, page 6

16.	Please refocus your disclosure on the potential opportunities and risks, if any, related to the proposed Federal Reserve rule. Ensure that your discussion focuses on the impact to your business rather than a recitation of the proposal. Also, to the extent that you cite to commenters that supported the proposal, please balance such disclosure with summaries of any contrary views.

Response: The Company has modified this disclosure to include the impact of the Federal Reserve rule to our business. In addition, we have removed the citing from commenters that supported the proposal. (See page 7 of the Registration Statement).

Summary of the Invention, page 7

17.	You appear to summarize a US Patent. Please revise to explain more clearly what patent you are referring to, the identity of the patent holder(s), and how it is relevant to your business.

Response: The Company has incorporated additional information on the US Patent referenced within the Registration Statement to include the identity of the patent holder and how it is relevant to our business.

Leases, page 8

18.	It appears that you do not plan to file as exhibits any agreements with the third parties that host your network operating centers and for your headquarters lease. If you have entered into agreements in this regard, please explain to us how you determined that you did not need to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits.

Response: The Company has filed both lease agreements with QTS, the datacenter, and Maidu Investments, LLC. (See Exhibits 1.16 and 1.17).

Software Development, page 8

19.	You state that you utilize independent contractors for software development. Please tell us whether you have entered into any agreements with such contractors governing the ownership of any resulting intellectual property.

Response: The Company has expanded its statement on utilizing independent contractors for software development on page 9 of the Registration Statement to include that per the contractual agreements the Company owns all intellectual property.

20.	Expand your disclosure to briefly explain the meaning of SOAP and REST. Although you disclose what these acronyms stand for, they appear to require a more complete explanation.

Response: The Company has elaborated on the meaning of SOAP and REST giving a more complete explanation of each on page 9 of the Registration Statement.

Business Partners, page 9

21.	You reference agreements that are no longer in effect under the heading “Business Partners.” Please refocus your disclosure on your current client base and its characteristics. Discussion of agreements that are no longer in effect does not appear to provide meaningful insight into your current prospects.

Response: The Company has modified the category “Business Partners” on page 10 of the Registration Statement by summarizing previous client relations only to the extent as it segues into our current client base.

22.	You state that in 2014 GreenPay, LLC, selected you to provide a comprehensive processing solution. Please expand your disclosure to describe the subsequent acquisition of GreenPay, LLC. Such information appears necessary to alert investors that GreenPay, LLC is no longer one of your clients.

Response: The Company has expanding its disclosure to describe in more detail the acquisition of GreenPay, LLC on page 10 of the Registration Statement.

Risk Factors, page 10

General

23.	Your risk factor headings appear vague or generic and do not appear to succinctly state the risks that result from the identified facts and uncertainties. Please revise accordingly.

Response: The Company has revised the headings under “Risk Factors” to succinctly state the risks that result from the identified facts and uncertainties.

24.	On page 24, you state that your officers devote time to other projects. Please add a risk factor alerting investors to this fact, to the extent it presents a material risk to the company, and state whether you have adopted conflict of interest policies to govern any conflicts that may arise.

Response: On page 12 of the Registration Statement the Company has added a risk factor discussing the time devoted by our officers and/or directors to other outside projects. In addition, the Company has elaborated on page 24 under Conflicts of Interest to further add management’s opinion on such a risk.

Financial Risk

25.	Revise the risk factor to describe clearly and succinctly your current liquidity position and needs. Ensure that such discussion provides quantitative information pertaining to your capital needs within the next 12 months and the length of time your existing capital resources will sustain your operations.

Response: The Company has expanded on the financial risk to include the duration of operation expected with its current resources and its specific financial needs for a twelve month period.

Management and Potential Growth, page 12

26.	You state that your “management team has successfully grown other companies.” This mitigating disclosure is inappropriate in the context of the risk factor discussion. Please revise accordingly.

Response: The Company has removed this risk factor from the Registration Statement.

Management’s Discussion and Analysis or Plan of Operation, page 12

General

27.	Tell us what consideration you gave to discussing material challenges faced by the company, for example, those resulting from your stated reliance on the license granted by your CEO, and the lack of any fixed royalty terms beyond one year.

Response: The Board of Directors along with Senior Management has reviewed the licensing agreement with Mr. Starrs and the future royalty payments provisions. It has been determined by the management and the board that the resulting operations of the company outweigh the original provisions of the license agreement (i.e. Royalty Payments), and that the increased valuation of the company through these operations since the inception of the licensing agreement is now the determining factor in the overall valuation of the company.

Results of Operations

Eight-months ended August 31, 2014 and 2013, page 16

28.	You state that you had revenue in the amount of $752,075 and $6,054 from continuing operations in the eight-months ended August 31, 2014 and 2013, respectively. This description appears to be a recitation of the changes in line items evident from your financial statements. Please revise your disclosures to focus on the primary drivers of revenue growth. Also, ensure that you quantify the extent to which each driver impacted revenue growth throughout this section.

Response: The Company has amended its original Registration Statement to include the consolidated financial statements for the nine-months ended September 30, 2014 and 2013. We have revised the results of operations to explain in better detail the primary drivers of revenue growth per the Staff’s request on page 16 of the Registration Statement.

Liquidity and Capital Resources, page 18

29.	Expand your disclosures to state the minimum number of months that you expect to be able to conduct your planned operations using currently available capital resources and the minimum amount needed to fund 12 months of operations.

Response: The Company has expanded its disclosures to state the minimum number of months that it expects to be able to conduct its planned operations using currently available capital resources and the minimum amount needed to fund 12 months of operations. (See page 19 of the Registration Statement.)

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 21

30.	You do not appear to have provided the identity of the natural persons that exercise the sole or shared voting and dispositive powers for securities owned by Seven Mile Securities or Titan International Securities, Inc. Please revise to provide this information.

Response: We have requested this information from the shareholders. As of this time, they have failed to provide the requested information. On Thursday, December 11, 2014, the Company has initiated legal action against these two entities for fraudulent acquisition and conveyance of shares.

31.	You have identified Cede & Co. as beneficially owning 26.76% of your common shares. Cede & Co. is the nominee name for the Depositary Trust Company, a depositary that holds shares of records for banks, brokers and institutions. The disclosure required by Item 403 of Regulation S-K should identify beneficial holders of securities consistent with the determination of beneficial ownership rules in 13d-3 of the Exchange Act, not record holders. Please revise accordingly, or advise.

Response: We have removed Cede & Co. as a beneficial owner of more than 5.0% of the Company’s commons shares.

Directors and Executive Officers, page 22

32.	We note that the biographical information for your directors and officers has a promotional tone. Please revise to eliminate this tone, and to ensure that you have provided support for each claim included in this section.

Response: The Company has revised the Biographical Sketches for our directors and officers to eliminate the promotional tone on pages 23 and 24 of the Registration Statement.

33.	Please revise the biographical sketches to provide chronologically complete histories of prior employment for a period of not less than five years. See Item 401(e) of Regulation S-K. The current disclosures do not consistently state where the prior positions were held.

Response: The Company has revised each biographical sketch to provide chronological history of prior employment and specifics as to where these positions were held. (See pages 23 and 24 of the Registration Statement).

Certain Relationships and Related Transactions, page 25

34.	On page 12, you discuss your reliance on a license with your CEO. Similarly, on page 10, you refer to the licensing agreement as a contract with a “related party.” Please tell us what considerations you have given to providing related party disclosure regarding these transactions pursuant to Item 404 of Regulation S-K.

Response: On page 26 of the Registration Statement under Certain Relationships and Related Transactions we have added an additional paragraph to explain the license agreement by and between the Company and the CEO. Pursuant to Item 404 of Regulation S-K we have attached as an exhibit, Exhibit 1.19, the Patent License Agreement.

Legal Proceedings, page 25

35.	Please ensure that your disclosure in this section provides all of the information called for by Item 103 of Regulation S-K with respect to all material legal proceedings discussed, including the other parties, involved, a description of the underlying factual basis, and the relief sought. For example, you state that on October 10, 2014, you filed a complaint in Sacramento, California, for breach of contract, yet you do not identify the parties involved or the amount of the claim. Please revise to provide this information.

Response: The Company has revised this disclosure, specifically the claim filed on October 10, 2014, to include detail such as the name of the defendant and the amount of the claim. In addition, on December 11, 2014, a complaint was filed against Sweetsun Intertrade, Inc., Seven Mile Securities, Titan International Securities, Inc. and Scottsdale Capital Advisors Corporation for declaratory relief for cancellation of share certificates, damages for fraud and preliminary and permanent injunctions. The detail on this complaint has been added to Legal Proceedings on page 26 of the Registration Statement.

Recent Sales of Unregistered Securities, page 26

36.	Please expand your disclosures to identify the exemption from registration relied upon for each transaction and the facts relied upon to make the cited exemption available. With respect to any unregistered sales made in reliance on the exemption provided by Section 4(2) of the Securities Act, please disclose whether the purchasers were accredited or sophisticated with access to information. Refer to Item 701 of Regulation S-K.

Response: The Company has expanded each disclosure under Recent Sales of Unregistered Securities on pages 28 – 29 of the Registration Statement to identify the exemption from registration relied upon for each transaction.

Exhibits

37.	Although you are not yet required to file current reports pursuant to Section 13 of the Exchange Act, we note that you filed a current report on Form 8-K on October 31, 2014, announcing the entry into a line of credit with TCA Fund Management Group. Please file the line of credit agreement as an exhibit to the Form 10, and ensure that you provide appropriate disclosure regarding this agreement in the filing. In addition, please provide the disclosure called for by Item 10 of Form 10 and Item 701 of Regulation S-K with respect to the unregistered issuance of common stock to TCA described in the Form 8-K.

Response: We have filed the Securities Purchase Agreement with TCA Fund Management Group as an exhibit, see Exhibit 1.18. In addition, the Company has provided a disclosure regarding this agreement under Financial Condition on page 19 of the Registration Statement as well as a disclosure under Item 10 of Form 10 per your request on page 29.

In connection with our responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (916) 257-7488 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Bruce M. Smith

Bruce M. Smith

Chief Financial Officer

Cc: Edward R. Starrs, President and Chief Executive Officer